May 19, 2008
BY EDGAR AND BY FEDERAL EXPRESS
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attn: Patrick Gilmore

Re:	TeleCommunication Systems, Inc.
Annual Report on Form 10-K for the Year Ended December 31, 2007
Filed March 5, 2008
Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2008
Filed May 5, 2008
File No. 000-30821
Dear Mr. Gilmore:
     We have received your comment letter dated May 13, 2008 (the “Comment Letter”) in connection with your review of TeleCommunication Systems, Inc.’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2007 filed on March 5, 2008 (the “Annual Report”).
     This letter is submitted on behalf of the Company in response to your Comment Letter. As you know, on May 5, 2008, the Company filed its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2008 and included therein all of the disclosures noted in the below responses to the Staff’s other comments. The Company does not believe that an amendment to its Annual Report is appropriate or would be of material benefit to its investors in response to the Staff’s remaining comments.
     The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your Comment Letter. For your convenience, your comments have been reproduced below, together with our responses.

U.S. Securities and Exchange Commission
May 19, 2008

     Comment No. 1:
     Critical Accounting Policies and Estimates, page 30
     We have reviewed your response to our prior comment 1 and we continue to believe that your critical accounting policy discussion in the relevant sections of MD&A does not meet the requirement of Section E of SEC Release No. 33-8350. In this regard, we note that you do not provide a discussion of your accounting policies related to the Company’s acquired intangible assets, impairment of goodwill, stock compensation expense or income taxes and only provide the impact these areas had on your current results of operations. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. Tell us how you intend to comply with SEC Release 33-8350 and 33-8040 to include such a discussion in your MD&A related to these areas.
     Response:
          The Company has considered the Staff’s comment and will include additional disclosure regarding the critical accounting policies in the relevant sections of the MD&A in future filings. Specifically, the following additional disclosure will be included in future filings, revised as appropriate to describe (i) any impact in the period covered by the relevant periodic report and (ii) any changes in the Company’s estimates or assumptions relating to such critical accounting policies and any likely changes relating thereto that may be expected to occur in the future:
          Acquired Intangible Assets: The Acquired Intangible Assets are associated with the 2004 acquisition of assets from Kivera, Inc. and are being amortized over their useful lives of between three and nineteen years, based on the estimated cash flows to be contributed from each asset. We evaluate acquired intangible assets when events or changes in circumstances indicate that the carrying values of such assets might not be recoverable. Our review of factors present and the resulting appropriate carrying value of our acquired intangible assets are subject to judgments and estimates by management. Future events such as a significant underperformance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets, and significant negative industry or economic trends could cause us to conclude that impairment indicators exist and that our acquired intangible assets might be impaired. There have been no changes in the valuation of the Company’s acquired intangible assets for the current period. The expense recognized in 2007, 2006, and 2005 relates to the intangible assets acquired in this acquisition, including customer lists, customer contracts, trademarks, and patents.
          Impairment of Goodwill: The Company performs an annual analysis of our goodwill for impairment in accordance with SFAS 142, “Goodwill and other Intangible Assets”. The analysis of goodwill includes, among other factors, evaluating management’s estimates of the future cash flows to be received from the assets. At December 31, 2007, goodwill was $1.8 million and we determined that the fair value of our goodwill exceeded the carrying value. Material differences in our assumptions and valuations in the future could result in a future impairment loss.
          Stock Compensation Expense: Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method, and therefore have not restated prior period’s results. Under the fair value recognition provisions of SFAS 123(R), we estimate the fair value of our employee stock awards at the date of grant using the Black-Scholes option pricing model, which requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of expected volatility of the market price of our stock and the expected

U.S. Securities and Exchange Commission
May 19, 2008

term of the stock award. We have determined that historical volatility is the best predictor of expected volatility and the expected term of our awards was determined taking into consideration the vesting period of the award, the contractual term and our historical experience of employee stock option exercise behavior. As required under the accounting rules, we review our valuation assumptions at each grant date and, as a result, we could change our assumptions used to value employee stock-based awards granted in future periods. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those awards expected to vest. If our actual forfeiture rate were materially different from our estimate, the stock-based compensation expense would be different from what we have recorded in the current period. SFAS 123(R) requires that employee stock-based compensation costs be recognized over the vesting period of the award and we have elected the straight-line method as the basis for recording our expense.
          Income Taxes: Income taxes are accounted for under the provisions of SFAS 109, “Accounting for Income Taxes”. We use the asset and liability method of accounting for deferred income taxes. As part of the process of preparing our consolidated financial statements, we assess the likelihood that our deferred tax assets will be recovered from future taxable income. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Our evaluation of the realizability of our deferred tax assets is inherently subjective and is based on our analysis and weighting of various positive and negative evidence available to us. This evaluation includes estimates and assumptions about a number of market, execution and economic variables. Because we have incurred net losses since 1999, no provision for federal or state income taxes has been made for the years ended December 31, 2007, 2006 and 2005. We are sufficiently uncertain about our results and regarding the realizability of the related assets, that we have continued to record a full valuation allowance for our deferred tax assets in our audited Consolidated Financial Statements. We will review our assessment of the realizability of our deferred tax assets on a quarterly basis in 2008, taking in to account year-to-date actual as well as internally forecasted results. Our net operating loss carryforwards from acquired businesses will begin to expire in 2011 and the net operating loss carryforwards from our operations will expire from 2019 through 2026.

     Comment No. 2:
     General
     As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

U.S. Securities and Exchange Commission
May 19, 2008

     Response: The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure by the Company in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
*      *      *
          Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (410) 280-1001 should you have any questions concerning this letter or require further information.

Sincerely,

TELECOMMUNICATION SYSTEMS, INC.

By:	/s/ Thomas M. Brandt, Jr. Thomas M. Brandt, Jr.
Senior Vice President and Chief Financial
Officer
cc: Kathleen Collins, Accounting Branch Chief